RECEIVED

[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JAN 6 2010

DIVISION OF MARKET REGULATION

UNITED S
SECURITIES AND EX
Washington, D.C.

10025822

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ANNUAL AUDITED REPORT
FORM X-17 A-5 (A)
PART III

SEC FILE NUMBER
8-66552

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2008 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bulltick, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Paseo De Los Tamarindos No. 400 A Piso 23 Poniente, Bosque de las Lomas
(No. and Street)

Mexico DF (City) — Mexico (State) — 05120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Herrera — (305) 533-1541
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gravier & Associates, LLP
(Name - *if individual, state last, first, middle name*)

201 Alhambra Circle, Ste. 901 (Address) — Coral Gables (City) — Florida (State) — 33134 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

OATH OR AFFIRMATION

I, William Herrera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bulltick, LLC, as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Yailing Collazo
Commission #DD629313
Expires: MAR. 31, 2011
www.AaronNotary.com

(Signature)

CFO / FinOP
(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

GRAVIER
& Associates
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Sole Member of
Bulltick, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Bulltick, LLC (the Company) as of December 31, 2008, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act of 1934 (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bulltick, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and regulations under the CEAct. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gravier & Associates, LLP

Certified Public Accountants

Coral Gables, Florida
February 26, 2009

201 Alhambra Circle, Suite 901, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
WWW.GNACPA.COM

CONTENTS

BULLTICK, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CASH	$	1,623,372
SECURITIES OWNED, AT FAIR MARKET (NOTES 2 AND 5)		30,272
RECEIVABLE FROM CLEARING BROKERS (NOTE 5)		5,285,583
RECEIVABLE FROM FOREIGN BROKERS (NOTE 5)		318,723
DEPOSITS AT CLEARING BROKERS (NOTE 5)		252,241
COMMISSIONS AND FEES RECEIVABLE (NOTE 5)		427,807
DUE FROM RELATED PARTIES (NOTES 7 AND 8)		4,692,167
INVESTMENT IN AFFILIATED FUND (NOTES 2 AND 7)		3,919,873
OTHER ASSETS		464,854
	$	17,014,892

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	859,625
Due to related parties (Note 4)		1,190,585
Total liabilities		2,050,210
LEASE COMMITMENT (NOTE 6)		
MEMBER'S EQUITY		14,964,682
	$	17,014,892

See accompanying notes.

BULLTICK, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

REVENUES	
Commissions (Note 7)	$ 25,352,288
Net gains from trading activity	16,628,410
Short sale rebates	615,229
Interest income	195,422
Mutual fund revenues	188,589
Other income (Notes 2 and 7)	247
Total revenues	42,980,185
EXPENSES	
Management fees (Note 4)	19,775,415
ADR conversion and sponsor fees	6,594,246
Clearing, execution and order related fees	5,015,992
Quotation and trading system costs	2,307,438
Interest expense (Note 5)	1,205,150
Professional fees	495,248
Other general and administrative expenses	354,052
Placement and consulting fees	92,008
Total expenses	35,839,549
NET INCOME	$ 7,140,636

See accompanying notes.

BULLTICK, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

MEMBER'S EQUITY AS OF DECEMBER 31, 2007	$	18,074,049
DISTRIBUTIONS	(	10,250,000)
NET INCOME		7,140,636
MEMBER'S EQUITY AS OF DECEMBER 31, 2008	**$**	**14,964,682**

See accompanying notes.

BULLTICK, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 7,140,636
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Securities owned, at fair market	2,649,900
Receivable from clearing brokers	2,727,726
Receivable from foreign brokers	(225,366)
Deposits at clearing brokers	4,344
Commissions and fees receivable	533,880
Other assets	(16,820)
Securities sold, but not yet purchased, at market	(872,887)
Accounts payable and accrued liabilities	(1,493,330)
Due to related parties	(951,788)
Total adjustments	2,355,659
Net cash provided by operating activities	9,496,295
CASH FLOWS FROM INVESTING ACTIVITIES:	
Investment in affiliated fund	3,856,318
Advances to affiliates, net	(1,676,880)
Net cash provided by investing activities	2,179,438
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions	(10,250,000)
Net cash used in financing activities	(10,250,000)
NET INCREASE IN CASH	1,425,733
CASH - BEGINNING	197,639
CASH - ENDING	$ 1,623,372
Supplemental Disclosures of Cash Flow Information:	
Interest paid	$ 1,205,150
Income taxes paid	$ -

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Bulltick, LLC, a Delaware limited liability company (the Company), is a registered broker-dealer with the Company's sole member being a Scottish limited partnership (Parent), which has elected to be treated as a partnership in the United States. The Company's membership in the Financial Industry Regulatory Authority (formerly the NASD) became effective on September 18, 2000, but it did not commence brokerage operations until January 2001. The Company is also a member of the National Futures Association ("NFA"), effective June 4, 2003. The Company was granted membership on the NASDAQ Stock Market effective March 9, 2006. The broker-dealer acts in an agency capacity for its customers located primarily within Latin America and Europe, assisting customers with conversions of United States listed ADR's (American Depository Receipts) with the corresponding locally traded equities, and charging commissions. The Company also trades ADRs and foreign debt securities for its own accounts, primarily on a riskless principal basis and also earns placement fees for assisting in raising money for various entities. The Company's trading operations are in Miami, Florida, Mexico City, Mexico, Sao Paulo, Brazil and Buenos Aires, Argentina. The Company also has an office in New York City.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), during the year ended December 31, 2008. In accordance with SFAS 157, fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in an orderly transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. SFAS 157 establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes.

The hierarchy is summarized in the three broad levels listed below.

Level 1- quoted prices in active markets for identical investments

Level 2- other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3- significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

As of December 31, 2008, all securities except for the investment in the affiliated fund owned by the Company are level 1 securities. See Note 2 for the fair value measurement of the Company's securities.

Revenue Recognition

Securities transactions, along with related commission income, trading gains or losses, clearing, execution and order related charges and other transaction costs, are reported on a trade date basis. Level 1 securities owned are valued at fair value using the closing price of the position. The investment in the affiliated fund is valued at fair value as determined by the Company's management utilizing the information as provided by the affiliated fund's management, the independent administrator and auditor. The resulting difference between cost and fair value for all securities and other investments is included in operating results.

Interest income is recorded on an accrual basis.

Cash Concentration

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits as well as with financial institutions outside the United States of America.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the tax return of the Company's Parent.

Income Taxes (continued)

The Company has elected to defer adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, until the year ending December 31, 2009 in accordance with FASB Staff Position (FSP) FIN 48-3. The Company has historically evaluated its potential income tax liability arising from uncertain tax positions pursuant to FASB Statement No. 5 whereby loss contingencies are accrued if the loss is both probable and can be reasonably estimated. FSP FIN 48-3 deferred the mandatory adoption date of the Interpretation to the annual financial statements for fiscal years beginning after December 15, 2008 to allow the FASB to develop guidance on its application to pass-through entities, such as the Company.

Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures, are based on quoted market prices.

Derivatives used for economic hedging purposes include futures. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of operations as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133 (the "Statement"), "Accounting for Derivative Instruments and Hedging Activities", as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments (See Note 2).

Advertising

Advertising costs are expensed as incurred. Advertising amounted to approximately $319,882 for the year ended December 31, 2008, all of which is included as a component of management fees (Note 4) in the accompanying statement of operations.

NOTE 2. FAIR VALUE MEASUREMENT

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157 and the Company's accounting policies as disclosed in Note 1. The following table presents information about the Company's assets measured at fair value as of December 31, 2008:

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Securities owned	$ 30,272	$ -	$ -	$ 30,272
Investment in Affiliated Fund	-	-	3,919,873	3,919,873
	$ 30,272	$ -	$ 3,919,873	$ 3,950,145

The following table presents additional information about Level 3 assets and liabilities measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2008 are as follows:

ASSETS, at fair value	Beginning Balance	Realized and Unrealized Gains (Losses)	Purchases, Sales and Settlements	Ending Balance
Investment in Affiliated Fund	$ 7,776,191	$(34,318)	$(3,822,000)	$ 3,919,873

Realized and unrealized losses on the Level 3 investment noted above are included in other income in the statement of operations.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2008, the Company's "Net Capital" was $5,106,113, which exceeded requirements by $4,969,432 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.40 to 1.

NOTE 4. MANAGEMENT AGREEMENTS

The Company has management agreements with entities in Miami, Florida, Mexico City, Mexico, Sao Paulo, Brazil and Buenos Aires, Argentina all related by virtue of common ownership. The Company receives management and administrative services, including use of its office facilities in Miami, Mexico, Brazil and Argentina as well as staffing, in consideration of management fees. For the year ended December 31, 2008, the Company incurred $19,775,415 of management fees to these entities, which are comprised of the following:

Salaries and related costs	$ 13,890,484
Travel and entertainment	1,167,468
Foreign taxes and tariffs	1,363,257
Operational costs	233,799
Rent (Note 5)	806,107
Office expenses	914,591
Professional services	531,662
Communication and information technology	581,213
Advertising and promotion	319,882
	19,808,463
Operational costs recovered from Bulltick Securities, LLC	(33,048)
	$ 19,775,415

At December 31, 2008, $1,102,917 of these management fees are due to the affiliates and are included in due to related parties in the accompanying statement of financial condition. See additional related party transaction disclosures in Note 7.

NOTE 5. RISK CONCENTRATIONS

Clearing and Depository Concentration

The clearing and depository operations for the majority of the Company's securities transactions are provided by Pershing, LLC, whose principal office is in New Jersey. In addition, the Company has clearing and depository activity with other firms, including, Peregrine Financial Group, RJ O'Brien, Newedge USA, and Rosenthal Collins Group, whose principal offices are located in Chicago, Illinois. At December 31, 2008, the receivable from clearing brokers included in the accompanying statement of financial condition is due from these brokers, including approximately $4,845,000 due from Pershing, LLC. Deposits at clearing brokers are also held by these brokers.

The Company also has clearing and depository agreements with foreign institutions - Itau Bank whose principal office is located in Sao Paulo, Brazil and Monex Casa de Bolsa, whose principal office is located in Mexico City, Mexico. Receivables from these institutions at December 31, 2008 total $318,723 as indicated in the accompanying statement of financial condition. Commissions and fees receivable are unsecured and include $351,613 which is considered non-allowable for net capital purposes.

Receivables from clearing brokers and foreign brokers represent cash balances held at these brokers as well as amounts owed the Company for unsettled securities transactions. Interest expense related to debit balance with brokers totaled $1,205,150 for the year ended December 31, 2008.

Futures Trading Risks

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. There was no open trade equity in futures positions at December 31, 2008.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 5. RISK CONCENTRATIONS (Continued)

Other Risk Concentrations (continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the policy to review, as necessary, the credit standing of each counterparty.

NOTE 6. LEASE COMMITMENT

The Company is obligated under a non-cancelable operating lease for its office facilities in New York expiring in 2012. The approximate future minimum rentals under this lease for the years subsequent to December 31, 2008 are as follows:

2009	$ 240,000
2010	245,000
2011	251,000
2012	42,000
	$ 778,000

Rent expense amounted to approximately $806,107 for the year ended December 31, 2008, all of which is included as a component of management fees (Note 4) in the accompanying statement of operations. The Company also has a letter of credit of $222,000 in lieu of a security deposit on this lease.

NOTE 7. RELATED PARTY TRANSACTIONS

Investment in Affiliated Fund

As of December 31, 2007, the Company had an investment of $7,776,191 in the Quantek Frontier Fund, L.P. (the "Fund"). This entity is a United States domiciled limited partnership feeder fund of the Quantek Frontier Master Fund SPC, Ltd. - Quantek Frontier Segregated Portfolio A ("Master Fund"), domiciled in the British Virgin Islands. The Company owns participating, non-voting interests in these Funds, which account for all of their assets and liabilities at fair value, and the Company's potential loss is limited to the investment's carrying value. At December 31, 2008, the net assets of the Master Fund, consisting primarily of highly liquid marketable securities and cash, approximate $71.3 million. The Master Fund had a loss, net of management and performance fees of approximately $2.6 million or (0.43%) in 2008. Additionally, the Master Fund has elected to be treated as a partnership for United States income tax purposes, so the allocable share of the Funds' taxable income is to be born by its United States investors. These entities are managed by an entity affiliated to the Company by common ownership. For the year ended December 31, 2008, this investment lost $34,318 and is included in other income in the accompanying statement of operations. This investment may be redeemed in part or its entirety with 60 days written notice, subject to a gate provision which can be enacted by the Fund's management, unless the management of the Fund waives this redemption notice provision. As of December 31, 2008, the fair value of this investment was $3,919,873, which management anticipates will be substantially redeemed by March 1, 2009.

Due from Related Parties

As of December 31, 2008, $4,692,167 of advances to various affiliates related to the Company by virtue of common ownership, were due to the Company. These receivables are not secured and due on demand.

Commissions

During 2008, the Company generated approximately $1,619,000 of commission revenues from funds under management by Quantek Asset Management, LLC, an entity affiliated with the Company by common ownership.

NOTE 8. SUBSEQUENT EVENTS

As of December 31, 2008 a related party receivable in the amount of $1,797,167 due from Quantek Asset Management, LLC has been assigned to Bulltick Capital Markets, LP ("Parent") . The Company expects to distribute this amount as a non-cash distribution to the Parent during March 2009. Additionally, substantially all of the remaining receivables from related parties of approximately $2,900,000 will also be distributed to the Parent (see Note 7). Finally, as indicated in Note 7 management anticipates the redemption of its investment in the affiliated fund by March 2009, the proceeds of which are also expected to be distributed to the Company's Parent. These distributions would not have any effect on regulatory Net Capital as of December 31, 2008 because all of the distributions are being effected with non-allowable assets.

SUPPLEMENTARY INFORMATION

BULLTICK, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2008

CREDITS		
Member's Equity	$	14,964,682
DEBITS		
Securities owned, non-allowable		28,843
Receivable from foreign brokers		318,723
Cash and deposits held by futures brokers, non-allowable		59,232
Commissions and fees receivable, non-allowable		351,613
Due from related parties		4,692,167
Investment in affiliated fund		3,919,873
Other assets		464,854
Total debits		9,835,305
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		5,129,377
HAIRCUTS ON SECURITY POSITIONS		23,264
NET CAPITAL		5,106,113
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $100,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $2,050,210		136,681
EXCESS NET CAPITAL	$	4,969,432
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.40 to 1

SCHEDULE OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued liabilities	$	859,625
Due to related parties		1,190,585
Total aggregate indebtedness	$	2,050,210

There are no material differences between the audited amounts presented above and the net capital as reported by the Company in its Form X-17A-5, Part IIA filing.

See Independent Auditors' Report.

BULLTICK, LLC
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF
RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2008

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements.

See Independent Auditors' Report.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the CEAct, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of members, management, the SEC, the CFTC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Graves & Associates, LLP

Certified Public Accountants

Coral Gables, Florida
February 26, 2009